March 1, 2024

Re:	DouYu International Holdings Ltd Annual Report on Form 20-F Filed April 25, 2023 File No. 001-38967

Ms. Chen Chen

Ms. Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Chen and Ms. Collins:

This letter sets forth the responses of DouYu International Holdings Ltd (“DouYu” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 26, 2024.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

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Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.	We note your responses to our prior comments regarding your treatment of “short-term deposits” with maturities of one year or less in your letters dated September 25, 2023, November 9, 2023 and January 12, 2024. However, based on the information provided, we do not necessarily agree with your view that “short-term deposits” with maturities of one year or less may be treated as “cash items” for purposes of Section 3(a)(1)(C) of, and Rule 3a-1 under, the Investment Company Act of 1940 (the “Investment Company Act”). To the extent applicable, in future filings, please ensure your risk factor disclosure reflects the foregoing and confirm your understanding of the same.

The Company respectfully acknowledges the Staff’s comment regarding its treatment of “short-term deposits” for purposes of the Investment Company Act. The Company continues to believe that under certain circumstances, short-term deposits may be treated as “cash items” for purposes of the Investment Company Act, but the Company confirms its understanding of the Staff’s view and in future filings, the Company will ensure that its risk factor disclosure reflects the same.

2.	We note your response to prior comment 1 regarding the value of “Amounts due from the VIEs pursuant to contractual arrangements.” Based on the information provided, we do not necessarily agree with your view that the carrying value reflects fair value consistent with Section 2(a)(41) of the Investment Company Act. In addition, you indicate that the Commission has stated there is no single standard for determining the “fair value” of an asset. We do not necessarily agree with this interpretation. As noted in footnote 3 in your response, the Commission has stated that it recognizes there is no single methodology for determining fair value; however, the rules for determining fair value are outlined in Rule 2a-5 of the Investment Company Act. Further, the Rule 2a-5 adopting release (Release No. IC-34128) indicates that the methodology must be consistent with the principles of the valuation approaches laid out in ASC Topic 820, which is the standard for determining fair value. Ensure that, going forward, you will value “Amounts due from the VIEs pursuant to contractual arrangements” in a manner consistent with the Investment Company Act. Please confirm your understanding of the foregoing.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding of the same.

3.	We appreciate the offer in your response to prior comment 2 to provide a written analysis from your U.S. counsel explaining to us, on behalf of the company, counsel’s opinion regarding Section 3(b)(1) of the Investment Company Act for certain of the company's subsidiaries. The Staff believes that such analysis would be useful and, accordingly, requests that you ask your U.S. counsel to provide such analysis. We may have additional comments following receipt of the Section 3(b)(1) analysis.

The Company is submitting separately, on a confidential, supplemental basis, its response to the Staff’s comment.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to DouYu’s Annual Report on Form 20-F, please contact Li He at +852 2533-3306 (li.he@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Mingming Su
Name: Mingming Su
Title: Chief Strategy Officer

cc:	Mr. Li He, Partner Davis Polk & Wardwell LLP